December 16, 2024

Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive
Suite 950
Tampa, FL 33607

        Re: Wellgistics Health, Inc.
            Amendment No. 5 to Registration Statement on Form S-1
            Filed December 6, 2024
            File No. 333-280945
Dear Tim Canning:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1
Wellgistics LLC Membership Interest Purchase Agreement, page 49

1. Please disclose here the financial metrics used to determine whether the earn out shares will vest. We note these metrics appear to be set forth in
Section 3 of the 5th
       amendment to the Membership Interest Purchase Agreement, dated November
4,
       2024.
 December 16, 2024
Page 2
Wellgistics Health, Inc
Unaudited Interim Financial Statements
Note 3. Business Combinations, page F-30

2. We reviewed your response to prior comment 2. Since you have completed the acquisition, please tell us now whether the transaction compensates employees or former owners of Wellgistics, LLC for future services to be provided to you. In your response, please explain to us why some of the restricted shares vest over a period of time and other shares vest upon achievement of future financial metrics. Refer to
       FASB ASC 805-10-25-21b and ASC 805-10-55-24 through 26.

       Please contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Kate Bechen